April 22, 2014

VIA EDGAR TRANSMISSION

Stephanie Hui

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Azzad Funds, File Nos. 333-20177 and 811-08021

Dear Ms. Hui:

On April 8, 2014, Azzad Funds (the "Registrant"), on behalf of its two series, Azzad Ethical Fund and Azzad Wise Capital Fund (the "Funds"), filed a Preliminary Proxy Statement under Section 14(a) of the Securities Exchange Act of 1934.  In a telephone conversation on April 17, 2014, you provided comments to the Preliminary Proxy Statement.  Please find below Registrant's responses to those comments.

Introduction

Comment 1.  In the Introduction, include in tabular format which fund is affected by which proposal.

Response.   The Registrant has added the table requested.

Proposal 1

Comment 2.  Please add disclosure regarding the reasons Mr. Abed Awad was originally elected as Trustee by the Board.

Response.  The information requested is already disclosed on page 4 of the Proxy in the fourth paragraph in “Leadership Structure of the Board of Trustees.”

Comment 3.  Please state the compensation of Mr. Bashar Qasem in addition to the information provided on the compensation of the Independent Trustees.

Response.  Mr. Qasem’s compensation of $0 was added to the compensation table.

Proposal 2

Comment 4.  Please provide information regarding the advisory contract between the Adviser and the Fund.

Response.  Information on the advisory contract between the Adviser and the Fund was added to the “Background” section.

Comment 5. Please provide more clarity on the portion of the Funds assets the sub-adviser will manage.

Response.  In the “Proposed Subadvisory Agreement” section, the Adviser clarified that Federated will direct the investment of the majority of the Fund’s assets, and the Adviser continue to be responsible for the day-to-day portfolio management of the Fund related to the dividend-yielding equity portion of the Fund’s portfolio and for ensuring that the Fund’s holdings and portfolio management complies with its Shari’ah based investment mandate. This clarification was also provided in the section titled “Important Information Regarding the Proxy Statement.”

If you have any questions, please call the undersigned at (703) 207 7005 x115.

Very truly yours,

Manal Fouz

Azzad Asset Management